UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _________to _________

Commission File Number 1-4547 (Unilever N.V.)

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAVINGS PLAN FOR UNION EMPLOYEES OF UNILEVER

UNILEVER UNITED STATES, INC.

700 SYLVAN AVENUE
ENGLEWOOD CLIFFS, NEW JERSEY 07632

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNILEVER N.V.
WEENA 455
3013 AL, ROTTERDAM
THE NETHERLANDS

UNILEVER PLC
UNILEVER HOUSE
BLACK FRIARS
LONDON EC4 PBQ
ENGLAND

Savings Plan for Union Employees of Unilever	2

Savings Plan for Union Employees of Unilever	3
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Required Information

A. Financial Statements and Schedule:

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Plan Benefits	2

Statements of Changes in Net Assets Available for Plan Benefits	3

Notes to Financial Statements	4–13

Supplemental Schedules (*)

H – Line 4i – Schedule of Assets (Held at End of Year)	14

(*)	Other Supplemental schedules required by 29CFR2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have not been included as they are not applicable.

B. Exhibits:

23.1	Consent of Independent Registered Public Accounting Firm

Savings Plan for Union Employees of Unilever	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN FOR UNION EMPLOYEES OF UNILEVER

By:	/s/ Stephen Pass

STEPHEN PASS
DIRECTOR OF BENEFITS

Date: June 24, 2005

Savings Plan for Union
Employees of Unilever

Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

Savings Plan for Union Employees of Unilever

Index
December 31, 2004 and 2003

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Plan Benefits	2

Statements of Changes in Net Assets Available for Plan Benefits	3

Notes to Financial Statements	4–13

Supplemental Schedules (*)

H – Line 4i – Schedule of Assets (Held at End of Year)	14

(*)	Other Supplemental schedules required by 29CFR2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have not been included as they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Savings Plan for Union Employees of Unilever

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan for Union Employees of Unilever (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at Year End) at December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey
June 23, 2005

Savings Plan for Union Employees of Unilever

Statements of Net Assets Available for Plan Benefits
December 31, 2004 and 2003

	2004	2003

Assets
Investment in the Unilever United States, Inc. Master Savings Trust, at fair value	$138,451,991	$143,803,985
Loans to participants	4,269,515	4,559,551

Total investments	142,721,506	148,363,536

Receivables
Participant contributions	68,313	73,049
Company contributions	23,531	25,491

Total assets	142,813,350	148,462,076

Liabilities
Investment expenses payable	5,813	6,453

Total liabilities	5,813	6,453

Net assets available for plan benefits	$142,807,537	$148,455,623

The accompanying notes are an integral part of these financial statements.

Savings Plan for Union Employees of Unilever

Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2004 and 2003

	2004	2003

Additions
Additions to net assets attributed to:
Investment gain from Master Trust	$8,834,174	$8,265,423
Interest from participant loans	236,972	117,767
Contributions
Participant contributions	5,414,766	2,702,160
Company contributions	1,788,053	1,045,245
Rollover contributions	19,104	406,354
Transfer of plan assets in from affiliated plans	—	137,622,552

Total additions	16,293,069	150,159,501

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	21,888,717	7,353,863
Administrative expenses	52,438	2,325

Total deductions	21,941,155	7,356,188

Net (deductions)/additions	(5,648,086)	142,803,313
Net assets available for plan benefits
Beginning of year	148,455,623	5,652,310

End of year	$142,807,537	$148,455,623

The accompanying notes are an integral part of these financial statements.

Savings Plan for Union Employees of Unilever

Notes to Financial Statements
December 31, 2004 and 2003

1. Description of the Plan

The Savings Plan for Union Employees of Unilever (the “Plan”) is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Assets of the Plan along with assets from other defined contribution plans sponsored by Unilever United States, Inc. (the “Company” or “UNUS”) are maintained in the Unilever United States, Inc. Master Savings Trust (the “Trust”). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the summary plan description for more complete information.

On August 1, 2003 the plan (formerly known as the “Lipton Savings Plan for Hourly Employees of the Independence Plant”) was renamed the “Savings Plan for Union Employees of Unilever.”

Plan Mergers

On August 1, 2003 the assets of the following affiliated plans of the Company were transferred into the Plan and participants in the plans became participants of the Plan:

Bestfoods Hourly Savings Plan	$5,876,791
Lipton Savings Plan for Union Employees	2,087,542
Thrift and Savings Plan for Certain Employees of Lever Brothers Company	49,778,631
Savings Plan for Lever Brothers Employees Represented by the ICWUC	79,879,588
$137,622,552

Eligibility

Eligibility varies at the discretion of the Company and is as follows:

All employees at the Hammond, Indiana plant represented by the Paper, Allied Industrial, Chemical and Energy Workers International Union, Local 60-336, and all employees at the Baltimore, Maryland plant, represented by the International Chemical Workers Union Council are eligible to become participants of the Plan after the accumulation of 30 days of work or the completion of 90 days of continuous service.

All employees located at the Atlanta, Georgia plant represented by the Bakery, Confectionery and Tobacco Workers International Union, Local 42, the Baltimore, Maryland plant represented by the United Food and Commercial Workers International Union, Local 27, the Olathe, Kansas plant who are represented by the International Brotherhood of Teamsters, Local 41, the Elgin, Illinois plant represented by the International Brotherhood of Teamsters, Local 330 and the Indianapolis, Indiana plant represented by the International Union of Electronic, Electrical, Salaried Machine & Furniture Workers Local 302 FS are eligible to become participants of the Plan upon hire.

All employees located at the Chicago, Illinois plant represented by the United Food and Commercial Workers International AFL-CIO, CLC Local 100A or the International Union of Operating Engineers AFL-CIO, Local 399 and the Franklin Park, Illinois plant represented by the International Brotherhood of Teamsters Local 744 who are at least 18 years old are eligible to become participants of the Plan after the completion of 45 days of service.

All employees at the Independence, Missouri plant represented by the International Brotherhood of Teamsters, Local 838 are eligible to become participants of the Plan after the completion of one year of service.

Savings Plan for Union Employees of Unilever

Notes to Financial Statements
December 31, 2004 and 2003

Contributions

Plan participants are permitted to make voluntary contributions to the Plan through payroll deductions. Before-tax contributions, representing 401(k) contributions are deposited in a “before-tax account” and after-tax contributions, where applicable, are deposited in an “after-tax account”. Before-tax contributions are limited to $13,000 in 2004 and $12,000 in 2003.

Participants who will be age 50 or older by the end of the Plan year are eligible to make before-tax catch-up contributions. Catch-up contributions are limited to $3,000 and $2,000 for eligible employees for 2004 and 2003, respectively.

Contributions percent maximums vary at the discretion of the Company and are as follows:

All employees at the Hammond, Indiana plant, the Baltimore, Maryland plant, represented by the International Chemical Workers Union Council, the Atlanta, Georgia plant, the Baltimore, Maryland plant represented by the United Food and Commercial Workers International Union, Local 27, the Olathe, Kansas plant, the Elgin, Illinois plant and the Independence, Missouri plant: 1% to 20% of eligible compensation through payroll deductions on a before-tax basis, an after-tax basis, or a combination of both, provided that the maximum participant contributions to the before-tax and after-tax accounts do not exceed 20% of compensation.

All employees located at the Chicago, Illinois plant: 1% to 16% of eligible compensation on a before-tax basis.

All employees located at the Franklin Park, Illinois plant: 1% to 15% of eligible compensation on a before-tax basis.

All employees located at the Indianapolis, Indiana plant: 1% to 12% of eligible compensation on a before-tax basis.

Where applicable, the Company will match contributions made by participants. These contributions are deposited in a “company matching account”. Company matching contributions vary at the discretion of the Company and are as follows:

All employees at the Hammond, Indiana plant and the Baltimore, Maryland plant, represented by the International Chemical Workers Union Council: 100% of the first 2% of eligible earnings and 50% of the next 4% of eligible earnings participants elect to contribute;

All employees located at the Chicago, Illinois plant: $0.25 per dollar contributed up to 4% of eligible earnings participants elect to contribute;

All employees located at the Franklin Park, Illinois plant: $0.35 per dollar contributed up to 3% of eligible earnings participants elect to contribute;

All employees located at the Indianapolis, Indiana plant: $0.50 per dollar contributed up to 4% of eligible earnings participants elect to contribute;

All employees located at the Independence, Missouri plant: 50% of the first 8% of eligible earnings participants elect to contribute.

Savings Plan for Union Employees of Unilever

Notes to Financial Statements
December 31, 2004 and 2003

All employees located at the Olathe, Kansas plant (effective September 27, 2004): $0.25 per dollar up to 5% of eligible earnings participants elect to contribute.

All employees located at the Atlanta, Georgia plant, the Baltimore, Maryland plant represented by the United Food and Commercial Workers International Union, Local 27, and the Elgin, Illinois plant are not eligible to receive company matching contributions.

All contributions are deposited in the Unilever United States, Inc. Master Savings Trust.

Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution (b) the Company’s contribution, and (c) an allocation of Plan earnings and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account. At December 31, 2004 and 2003, there were 1,551 and 1,644 participants in the Plan, respectively, some of whom elected to invest in more than one fund.

Vesting

Participants are fully vested in their contributions as well as the earnings thereon. Vesting provisions vary, are at the discretion of the Company, and are as follows:

All employees at the Hammond, Indiana plant, the Baltimore, Maryland plant, represented by the International Chemical Workers Union Council, the Independence, Missouri plant and the Olathe Kansas plant: 100% upon hire.

All employees located at the Franklin Park, Illinois plant and the Indianapolis, Indiana plant: 100% after 5 years of service.

All employees located at the Chicago, Illinois plant: 100% after 3 years of service, effective January 1, 2004; prior to January 1, 2004, 100% after 5 years of service.

Forfeitures

Forfeitures are used to reduce future Company matching contributions. For the years ended December 31, 2004 and 2003, there were $2,134 and no participant forfeitures, respectively. No forfeitures were used to offset Company matching contributions during the years ended December 31, 2004 and 2003. At December 31, 2004 forfeited balances available to the Company to offset future contributions totaled $1,325.

Payment of Benefits

Withdrawal provisions of active participants vary at the discretion of the Company and are as follows:

Employees of the Franklin Park, Illinois plant are not allowed to make withdrawals.

All employees at the Hammond, Indiana plant, the Baltimore, Maryland Plant, represented by the International Chemical Workers Union Council, the Atlanta, Georgia plant, the Baltimore, Maryland plant represented by the United Food and Commercial Workers International Union, Local 27, the Olathe, Kansas plant, and the Elgin, Illinois plant: participants may only withdraw all or part of their “after-tax account”, as applicable;

Savings Plan for Union Employees of Unilever

Notes to Financial Statements
December 31, 2004 and 2003

All employees at the Independence, Missouri plant: participants may only withdraw all or part of their “after-tax account” and “company matching account”, as applicable;

All employees of the Chicago, Illinois plant and the Indianapolis, Indiana plant: participants may only withdraw all or part of their “before-tax account”;

Employees of the Franklin Park, Illinois plant are not allowed to make withdrawals.

The following participants are allowed to make financial hardship withdrawals as follows:

All employees at the Atlanta, Georgia plant, the Baltimore, Maryland plant represented by the United Food and Commercial Workers International Union, Local 27, the Olathe, Kansas plant, the Elgin, Illinois plant, the Independence, Missouri plant, the Chicago Illinois plant, and the Hammond, Indiana plant: participants may apply to the Benefits Administration Committee for a financial hardship withdrawal up to 100% of the eligible portion of their “before-tax account,” prior to attaining age 59-1/2, provided the withdrawal does not exceed the amount of the hardship.

All employees of the Hammond, Indiana plant and the Baltimore, Maryland plant, represented by the International Chemical Workers Union Council: participants may apply to the Benefits Administration Committee for a financial hardship withdrawal up to 100% of the eligible portion of their “after-tax account” prior to attaining age 59-1/2, provided the withdrawal does not exceed the amount of the hardship.

All employees at the Hammond, Indiana plant, the Baltimore, Maryland plant, the Olathe, Kansas plant, the Atlanta, Georgia plant, represented by the International Chemical Workers Union Council, the Baltimore, Maryland plant represented by the United Food and Commercial Workers International Union, Local 27, the Elgin, Illinois plant, the Independence, Missouri plant are eligible to withdraw their entire account balance upon attainment of age 59-1/2.

Upon termination of employment, participants are entitled to all of their vested balances.

Terminated employees whose vested balances exceed $5,000 at termination may elect to leave their account balances in the Plan until they so request them or attain the age of 70 1/2 at which time IRS regulations require minimum distributions to be made. Failure to make a voluntary election to defer payment will result in a total distribution of vested Plan balances at age 65. Terminated employees whose vested balances are under $5,000 will be subjected to an involuntary distribution.

Participants who retire under the provisions of certain defined benefit plans sponsored by the Company may rollover their lump sum distribution to the Plan to be invested until they attain age 70-1/2 at which time IRS regulations require minimum distributions to be made.

Investments

Participants have the option to invest in, and direct the Company matching contributions towards, any of the following funds:

•	The PRIMCO Interest Income Fund is primarily invested in investment contracts issued by high quality financial institutions such as insurance companies or banks. Each contract has its own specific terms, including interest rate and maturity date. The crediting interest rates at December 31, 2004 and 2003 for the contracts range from 1.99% to 6.99%, and 1.00% to

Savings Plan for Union Employees of Unilever

Notes to Financial Statements
December 31, 2004 and 2003

6.99%, respectively. The average crediting interest rates at December 31, 2004 and 2003, for the contracts are 4.56% and 4.95%, respectively.

•	The Fidelity Asset Manager Fund is primarily invested in stocks, bonds, and short-term and money market instruments. The fund may invest in the securities of foreign issuers.

•	The NTGI-QM Collective Daily S&P 500 Equity Index Fund is primarily invested in the 500 stocks that make up the S&P 500 Index.

•	The Fidelity Magellan Fund is primarily invested in common stocks. The fund may invest in the securities of foreign issuers.

•	The PIMCO Total Return Fund is primarily invested in all types of bonds, including U.S. government, corporate, mortgage, and foreign bonds. The fund maintains an average portfolio duration of three to six years.

•	The Fidelity Equity Income Fund is primarily invested mainly in income-producing equity securities, which tend to be large-cap value stocks. The fund may invest in the securities of domestic and foreign issuers.

•	The Harbor Capital Appreciation Fund is primarily invested in equity securities of companies with market capitalizations of at least $1 billion. The fund may invest in the securities of foreign issuers.

•	The Capital Guardian International Equity Fund is primarily invested in opportunities outside of the United States, including American Depository Receipts and U.S. registered securities and companies that target markets outside of the United States.

•	The Unilever N.V. Stock Fund is primarily invested in Unilever N.V. stock.

•	The Fidelity Growth & Income Portfolio Fund is primarily invested in common stocks that pay dividends or show potential for capital appreciation. The fund may invest in the securities of domestic and foreign issuers.

•	The Fidelity Contrafund is primarily invested in common stocks. The fund may invest in the securities of domestic and foreign issuers.

•	The Capital Guardian Emerging Markets Fund is primarily invested in developing country securities that are listed on a bona fide securities exchange or are actively traded in an over-the-counter market.

•	The T. Rowe Price Small Cap Stock Fund is primarily invested in stocks and equity-related securities of small companies.

•	The Washington Mutual Investors Fund-Class A is primarily invested in common stocks. The fund must be fully invested (95%) in the stocks of U.S. companies that meet the fund’s “eligible list” criteria, which include specific guidelines for return of capital, financial strength, and dividend payment.

Savings Plan for Union Employees of Unilever

Notes to Financial Statements
December 31, 2004 and 2003

•	The Fidelity Select Healthcare Portfolio Fund normally invests at least 80% of its assets in the common stocks of companies principally engaged in the design, manufacture, or sale of products or services used for or in connection with health care or medicine. The fund may invest in the securities of domestic and foreign issuers.

•	The Fidelity Select Technology Portfolio Fund normally invests at least 80% of its assets in the common stocks of companies principally engaged in offering, using, or developing products, processes, or services that will provide or will benefit significantly from technological advances and improvements. The fund may invest in the securities of domestic and foreign issuers.

•	The Fidelity Select Financial Services Portfolio Fund normally invests at least 80% of its assets in the common stocks of companies principally engaged in providing financial services to consumers and industry. The fund may invest in the securities of domestic and foreign issuers.

•	The Fidelity Select Natural Resources Portfolio Fund normally invests at least 80% of its assets in the common stocks of companies principally engaged in owning or developing natural resources, or supplying goods and services to such companies, and in precious metals. The fund may invest in the securities of domestic and foreign issuers.

Loans to Plan Participants

At the request of Plan participants, loans are permitted up to the lesser of $50,000 reduced by the largest outstanding loan balance in the previous 12 months or one-half of the participants’ vested interest in their accounts less any outstanding loans. Loans bear interest at a fixed rate based on the Wall Street Journal published prime rate plus one percent, adjusted quarterly.

For participants at the Hammond, Indiana plant, the Baltimore, Maryland plant, represented by the International Chemical Workers Union Council, the Atlanta, Georgia plant, the Baltimore, Maryland plant represented by the United Food and Commercial Workers International Union, Local 27, the Olathe, Kansas plant, the Elgin, Illinois plant and the Independence, Missouri plant: Loans relating to the acquisition or construction of a participant’s principal residence are to be repaid within fifteen years. All other loans are required to be repaid within five years.

For participants at the Chicago, Illinois plant, the Franklin Park, Illinois plant and the Indianapolis, Indiana plant: Loans are required to be repaid within five years.

Administration

The Plan provides that the Benefits Administration Committee is responsible for the general administration of the Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting standards generally accepted in the United States of America.

Valuation of Trust Investments and Income Recognition

Shares of participation in the various funds, other than the PRIMCO Interest Income Fund, are valued based on quoted market prices as of the last business day of the year. The guaranteed

Savings Plan for Union Employees of Unilever

Notes to Financial Statements
December 31, 2004 and 2003

investment contracts and the synthetic guaranteed investment contracts in the PRIMCO Interest Income Fund are stated at contract value, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. The average cost basis is used in determining gain or loss on Trust investments sold.

The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Benefit Payments

Benefit payments are recorded when paid.

Administrative Expenses

Investment management fees for all funds are paid by the Plan. All other administrative expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. These significant estimates include fair market values of investments. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits.

The Trust is exposed to credit loss in the event of non-performance by the companies with whom guaranteed investment contracts are placed. However, the Plan administrator does not anticipate non-performance by these companies. The Plan administrator believes that the risk to the Trust portfolio from credit loss is not material due to the diversified nature of assets held.

3. Tax Status of the Plan

The Plan received a favorable tax determination letter, effective September 19, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements

Savings Plan for Union Employees of Unilever

Notes to Financial Statements
December 31, 2004 and 2003

of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4. Investments Held by the Trust

The Trust primarily comprises the assets of the “Unicare Savings Plan”, an affiliated Plan. The “Unicare Savings Plan” comprises approximately 92% and 91%, respectively, of the investments held by the Trust as of December 31, 2004 and 2003. The Trust also holds investments for a number of other Plans sponsored by subsidiaries of Unilever United States, Inc. The Plan has an undivided interest in certain assets of the Trust and sole interests in other assets of the Trust. Certain investment assets of the Trust and related earnings are allocated to the Plans participating in the Trust based upon the total of each individual participant’s share of the Trust. On an overall basis, the Plan has 8.2% and 9.0% interest in the investments of the Trust as of December 31, 2004 and 2003, respectively.

The Plan’s approximate share of investments held by the Trust at December 31, 2004 and 2003 were as follows:

	2004	2003

Short-Term Investment Fund	11.1%	11.8%
Mutual Funds	5.9%	5.9%
Commingled Fund	11.1%	11.8%
Guaranteed Investment Contracts	11.1%	11.8%
Synthetic Guaranteed Investment Contracts	11.1%	11.8%
Unilever N.V. Stock Fund	10.8%	9.6%

At December 31, 2004 and 2003, the financial position of the Trust was as follows:

	2004	2003

Investments at fair value
Short-term investment fund (cost approximates fair value)	$16,906,150	$16,572,033
Mutual fund (cost $923,962,853 and $887,684,796)	970,167,233	927,507,455
Commingled fund (cost approximates contract value)	220,062,987	211,175,244
Guaranteed investments contracts (cost approximates contract value)	13,424,977	29,932,028
Synthetic guaranteed investment contracts (cost approximates contract value)	441,598,756	461,597,804
Unilever N.V. stock fund (cost $33,560,201 and $34,516,454)	43,046,229	45,960,206

	$1,705,206,332	$1,692,744,770

The following presents investments that represent 5 percent or more of the Trust’s net assets for the years ended December 31, 2004 and 2003:

Savings Plan for Union Employees of Unilever

Notes to Financial Statements
December 31, 2004 and 2003

	2004	2003

Fidelity Magellan Fund, 1,717,842 and 1,975,789 shares, respectively	$178,294,838	$193,113,614
PRIMCO Interest Income Fund, 691,157,884 and 720,033,509 shares, respectively	$691,157,884	$720,033,509
PIMCO Total Return Institutional Fund, 9,724,749 and 10,532,534 shares, respectively	$103,763,070	$112,803,441
Harbor Capital Appreciation Fund, 3,165,776 and 3,547,984 shares, respectively	$90,762,806	$93,382,936
NTGI-QM Equity Index Fund, 17,289,062 and 18,894,732 shares, respectively	$176,867,102	$174,209,426

Investment income for the Trust includes net appreciation (depreciation) of investment, as well as interest and dividends from investments. The net appreciation (depreciation) of investments held in the Trust consists of the realized gains (losses) and the unrealized appreciation (depreciation) on these investments.

The investment income of the Trust net assets for the years ended December 31, 2004 and 2003 were as follows:

	2004	2003

Net appreciation (depreciation) in fair value of investments
Mutual funds and commingled funds	$72,140,348	$136,536,171
Unilever N.V. stock	1,054,213	9,904,734

Net appreciation (depreciation)	73,194,561	$146,440,905

Interest	31,384,667	33,338,726
Dividends	19,105,870	13,618,977

Total investment gain/(loss)	$123,685,098	$193,398,608

5. Transactions with Related Parties and Parties-in-Interest

The Unilever N.V. Stock Fund invests in shares of Unilever N.V. Stock. This fund is designed as a means for employees to participate in the potential long-term growth of Unilever.

Certain Trust investments consist of units in investment funds managed by Fidelity. Fidelity owns these investment funds, and is a party-in-interest as defined by ERISA. In the opinion of the Plan administrator, fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of the Plan termination, the participant’s rights to their accrued benefits are nonforfeitable. Any unallocated assets of the plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

Savings Plan for Union Employees of Unilever

Notes to Financial Statements
December 31, 2004 and 2003

7. Subsequent Events

Effective as of the close of business on April 29, 2005, the Company has changed investment options of the Plan. All participant account balances on that date in Capital Guardian International Equity Fund and Capital Guardian Emerging Markets Fund were transferred to the Fidelity Select International Equity Portfolio and the Smith Barney Emerging Market Equity Fund Institutional (Y Class), respectively.

Savings Plan for Union Employees of Unilever

Notes to Financial Statements
December 31, 2004 and 2003

(c) Description of investment Including
	(b) Identify of Issue, Borrower	Maturity Date, Rate of Interest, Collateral, Par		(e) Current
(a)	Lessor or Similar Party	or Maturity Value	(d) Cost	Value

*	Participants’ Loans	Interest rates ranging from 5.0% to 10.5% and with
		maturities through 2020	$—	$4,269,515

$4,269,515

*	Denotes a party-in-interest to the Plan.

Savings Plan for Union Employees of Unilever

Notes to Financial Statements
December 31, 2004 and 2003

INDEX OF EXHIBITS

Exhibit Number	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm